Filed by Universal American Corp. pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Universal American Corp.
Commission File No.: 0-11321

UNIVERSAL AMERICAN ANNOUNCES RECORD DATE

AND SPECIAL MEETING TO VOTE ON SALE OF

MEDICARE PART D BUSINESS TO CVS CAREMARK

Rye Brook, NY — March 22, 2011 — Universal American Corp. (NYSE: UAM) announced today the record date and meeting date for a special meeting of its shareholders to consider and vote upon the proposal to adopt the previously announced definitive agreement, dated as of December 30, 2010, providing for the acquisition of the Company’s Medicare Part D business by CVS Caremark (the “Transaction”) and other matters set forth in the definitive proxy statement that will be mailed to the Company’s shareholders promptly after it is finalized. The Transaction is subject to customary closing conditions, including approval of Universal American shareholders and state regulatory approvals, and is now expected to close by the middle of the second quarter of 2011.

Universal American shareholders of record at the close of business on Friday, April 1, 2011, will be entitled to receive notice of the special meeting and to vote at the special meeting. The special meeting will be held at 10:00 a.m. ET on April 27, 2011, at the Company’s corporate headquarters, 6 International Drive, Rye Brook, NY 10573.

About Universal American Corp.

Universal American, through our family of healthcare companies, offers benefit plans designed to promote collaboration among our members and their healthcare professionals.  This Healthy CollaborationSM improves, each day, the health and well-being of more than two million older and disabled Americans. For more information on Universal American, please visit our website at www.universalamerican.com.

Forward Looking Statements

This press release contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  Such statements that are not historical facts are hereby identified as forward-looking statements and intended to be covered by the safe harbor provisions of the PSLRA and can be identified by the use of the words “believe,” “expect,” “predict,” “project,” “potential,” “estimate,” “anticipate,” “should,” “intend,” “may,” “will,” and similar expressions or variations of such words, or by discussion of future financial results and events, strategy or risks and uncertainties, trends and conditions in the Company’s business and competitive strengths, all of which involve risks and uncertainties.

Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.  The Company’s actual results may differ materially from its expectations, plans or projections.  The Company warns you that forward-looking statements are only predictions and estimates, which are inherently subject to risks, trends and uncertainties, many of which are beyond the Company’s ability to control or predict with accuracy and some of which it might not even anticipate.  These risks and uncertainties include:  the timing to consummate the Company’s proposed transaction with CVS Caremark Corporation; negative effects from the pendency of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the ability of the Company to timely receive the required approval of its shareholders; the risk that the contemplated transaction does not occur for any other reason; the possibility that costs or difficulties related to the separation of the Medicare Prescription Drug Business will be greater than expected; the risks to “NewCo,” the newly formed public company that will be distributed to the Company’s shareholders as part of the CVS Caremark transaction, on its ability to effectively operate its businesses independently of the Medicare Prescription Drug Business, including its ability to access sufficient sources of capital to fund its operations; the risks to NewCo’s ability to retain and hire key personnel; the diversion of management time on transaction-related issues and other risks described in the risk factor section of the Company’s SEC reports.  The Company gives no assurance that it will achieve its expectations and it does not assume responsibility for the accuracy and completeness of the forward-looking statements.  Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of many factors, including the risk factors described in the risk factor section of its SEC reports.  The Company cautions readers not to place undue reliance on these forward-looking statements that speak only as of the date made. All forward-looking statements included in this Current Report on Form 8-K (including information included or incorporated by reference herein) are based upon information available to the Company as of the date hereof, and the Company assumes no obligation to update or revise any such forward-looking statements.

Additional Information

In connection with the proposed transaction, NewCo has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of the Company that also constitutes a prospectus of NewCo.  The Company will mail the proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THE PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (sec.gov).  You will also be able to obtain these documents, free of charge, when filed, from the Company’s website, www.UniversalAmerican.com, under the tab “Investors” and then under the tab “SEC Filings.”

The Company and its directors, executive officers and certain other members of management and employees may be soliciting proxies from the Company shareholders in favor of the merger and the separation.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus filed with the SEC.  You can find information about the Company’s executive officers and directors in the proxy statement/prospectus filed with the SEC.

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CONTACT:	- OR-	INVESTOR RELATIONS COUNSEL:
Robert A. Waegelein		The Equity Group Inc.
Executive Vice President &		www.theequitygroup.com
Chief Financial Officer (914) 934-8820		Linda Latman (212) 836-9609